Ted Corless, Natural Disaster Attorney, is the Lead Investor for Team Wildfire.

He is investing $5,000 in this round.

Here's why he's investing:

For years the Corless Law Group has been fighting for the rights of people suffering losses from natural disasters. By investing in Team Wildfire, we hope to prevent losses and save lives. I'm incredibly excited to invest in this team and their technology.

Ted Corless
Natural Disaster Attorney
Lead investor